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                               Lehman & Eilen LLP
                          20283 State Road 7, Suite 300
                              Boca Raton, FL 33498
                               Tel. (561) 237-0804


                                                              September 14, 2009


VIA EDGAR AND
OVERNIGHT MAIL
--------------

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C.  20549
Attention:  Maryse Mills-Apenteng
            Special Counsel

            RE:   SEAMLESS CORPORATION
                  PRELIMINARY REVISED INFORMATION STATEMENT ON SCHEDULE 14C FILED AUGUST 13, 2009
                  FILE NO. 000-20259
                  ---------------------------------------------------------

Dear Ms. Apenteng:

      Thank you for your August 20, 2009 letter regarding Seamless Corporation (the "Company"). Enclosed is Amendment No. 2 to Schedule 14C, which has been marked to show changes from our prior submission. The changes in the revised
Schedule 14C reflect the staff's comments to the previously submitted material. Also, in order to assist you in your review of the Company's Schedule 14C, we hereby submit a letter responding to the comments. For your convenience, we have set forth below the staff's numbered comments in their entirety followed by our responses thereto.

General

      1. Please file marked copies of the new charter documents adopted by the board in connection with the change in domicile from Nevada to Florida. The charter documents should be marked to indicate the differences between your Nevada charter documents and the new charter documents and should be filed as appendices to your revised information statement. In addition please provide us with a copy of your current Nevada charter documents with your response letter. We note that the charter documents incorporated by reference in your most recent Form 10-K refer to business other than Seamless Corporation. Consider therefore filing a copy of your current articles of incorporation and bylaws as well.



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United States Securities
   and Exchange Commission
September 14, 2009
Page 2


            Response: Complied with. Enclosed are marked copies of the new charter documents. Please note we have also filed our restated articles of incorporation and bylaws along with the revised information statement. See exhibits D and E.

Item 1. Information Statement, page 2
-------------------------------------

      2. You state "[t]he name change will reflect the Companies the [sic] marketing and selling of Gadgets and Technology." Please revise here and elsewhere as applicable, to clarify the reasons for the name change and to indicate specifically whether the name change is due to a change in your business activities. Any changes to your business activities in connection with the reincorporation must be described.

            Response: Please note that although Seamless Corporation will not change its name, the Florida corporation in which the Seamless shareholders will own stock will be named GDT TEK, Inc. We have revised our filing to clarify the reasons for naming the Florida corporation, GDT TEK, Inc.

Process to Redomicile, page 3
-----------------------------

      3. We note your response to prior comment 2 of our letter dated August 6, 2009 and we reissue that comment. A cursory review of Nevada and Florida statutes reveals material differences with respect to shareholder rights regarding, amount other matters, appraisal rights, the sale of assets, the right to call a meeting, to inspect records and to remove directors. As previously indicated you must provide a comparison of the material provisions of each state's laws, highlighting the material differences between the corporate law provisions of Nevada and Florida as they relate to the rights of shareholders. This information should be presented in a side-by-side comparison of each state's laws. In addition, as previously requested, you must also include in the information statement a similar side-by-side comparison of any material changes to your articles of incorporation and bylaws that will result from the reincorporation. Your statements to effect that the change in domicile will have a "minimal" effect on existing shareholders and that the rights of shareholders" are not expected to change in any significant fashion: do not adequately address the disclosure requirement. Further, your revised filing should avoid general discussion of the laws governing corporations such as your references to the "Encyclopedia of Everyday Law" and the Model Business Corporation Act. Please revise your disclosure accordingly.



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United States Securities
   and Exchange Commission
September 14, 2009
Page 3


            Response: Complied with. We have added a side-by-side comparison of the material changes from the Nevada corporation to a Florida corporation to our filing. We have also disclosed the changes in our articles of incorporation and bylaws.

      Please feel free to call me at (561) 237-0804 if you have any questions. Thank you.


                                                     Sincerely,

                                                     /s/ Hank Gracin

                                                     Hank Gracin

cc:   Seamless Corporation